UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-34129

CUSIP NUMBER

15234Q207

15234Q108

(Check One) ☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (Brazilian Electric Power Company)

Full Name of Registrant

N/A

Former Name if Applicable

Avenida Presidente Vargas, 409 – 9th floor, Edificio Herm. Stoltz, Centro

Address of Principal Executive Office (Street and Number)

Rio de Janeiro, RJ, Brazil. CEP: 20071-003

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (the “Company”) has been working diligently to complete all the required information for its annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

Last minute adjustments made by the Company and its independent auditors, PricewaterhouseCoopers Auditores Independentes, prevented the Company from meeting the prescribed 5:30pm filing deadline on April 30, 2013. The 2012 Form 20-F was filed within hours of the 5:30pm April 30, 2013 deadline.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Armando Casado de Araujo

(Name)

+55 21	2514-6435

(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the 2012 Form 20-F, the Company had a net loss for the year ended December 31, 2012 as compared to a net income for the year ended December 31, 2011 as a result of a change in Brazilian law regarding the value of the Company’s concessions.

Centrais Elétricas Brasileiras S.A. – ELETROBRAS

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1 , 2013	By	/s/ José da Costa Carvalho Neto

Name: José da Costa Carvalho Neto Title: Chief Executive Officer